SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN December 11 AND December 16, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated December 11, 2003 CDC Software Helps Shell China to Automate and Improve Sales Force Efficiency Across China

1.2	Press Release dated December 12, 2003 chinadotcom Plans Initial Public Offering for Its Mobile Applications Business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan

Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated December 11, 2003 CDC Software Helps Shell China to Automate and Improve Sales Force Efficiency Across China

1.2	Press Release dated December 12, 2003 chinadotcom Plans Initial Public Offering for Its Mobile Applications Business

Exhibit 1.1

CDC Software Helps Shell China to Automate and Improve Sales Force

Efficiency Across China

HONG KONG, December 11, 2003 CDC Software, a wholly owned subsidiary and software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise software and mobile applications company in China and internationally, today announced it has been selected by Shell China to provide a nationwide sales automation and business management solution for Shell’s automotive lubricants distributor network across China. This solution from CDC Software is expected to enhance the management of the sales channel and improve the operating efficiency of Shell China’s lubricants distributor network.

One of Shell China’s key requirements was met by CDC Software’s in-house developed integrated custom sales force automation module with Customer Relationship Management (“CRM”) functionality to compliment the back office accounting functionality and provide a more comprehensive and tailor made solution for Shell China’s nationwide distribution channel. Earlier this year, CDC Software successfully completed a pilot implementation for Shell China in Shenzhen, Guangdong Province and the roll out of this solution for Shell China’s major lubricants distributors across China has already commenced. In addition to software implementation, CDC Software will provide maintenance and support as well as software upgrades and ongoing training services to the client.

Robert Kwong, Lubricants Business Manager – Consumer and Transport of Shell China, said, “Our lubricants business and operation in China is expanding rapidly. It is important to employ an integrated system that can further improve our business control. We have been evaluating several vendors and decided to use CDC Software as one of the distributor management solutions that fit our business requirements.”

“It is encouraging that our software product was selected by an international enterprise of the stature of Shell China as its business management system for its Lubricants Distribution Network,” said Steve Collins, Managing Director of CDC Software. “This exhibits the power of adding selected CRM functionality to our Enterprise Resources Planning (“ERP”) products to provide a comprehensive solution to our customers.”

In addition, leveraging the strengths of its cost-effective CMM (Capability Maturity Model) Level 3 certified software development center in Shanghai and its strong market knowledge in the fast growing China market, CDC Software is able to deliver localization of global software products to meet the statutory and tax requirements in China which are very different to those in other countries and critical to companies operating in China.

Mr. Collins added, “Our working relationship with Shell China demonstrates that our products meet the standards and requirements of multi-national enterprises and are gaining traction in the market. In addition to software implementation, the post sale maintenance, support and ongoing training services provided to the client should bring us quality revenues on a recurrent basis.”

1

Recently, CDC Software signed a definitive agreement to acquire Pivotal Corporation, a leading pure-play CRM company that provides a complete set of highly flexible, powerful CRM applications and implementation services for mid-sized enterprises, licensed to over 1,600 clients worldwide. The addition of Pivotal will create a compelling software offering for CDC Software across CRM, Supply Chain Management, ERP and Business Intelligence and enable CDC Software to provide a comprehensive, “best-of-class” broad software offering to its clients in China and internationally.

The Pivotal transaction is subject to the approval of Pivotal’s shareholders and the Supreme Court of British Columbia, as well as customary closing conditions. The Pivotal shareholder vote is expected to be scheduled in February 2004.

# # #

About chinadotcom corporation and CDC Software

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. The company expects to conclude the acquisitions of Ross and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross’ and Pivotal’s shareholders and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

2

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel: (852) 2961 2750

Fax: (852) 2571 0410

e-mail: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel: 1-212-661-2160

Fax: 1-973-591-9976h

e-mail: craig.celek@hk.china.com

Exhibit 1.2

chinadotcom Plans Initial Public Offering for Its

Mobile Applications Business

Hong Kong December 12, 2003 chinadotcom corporation (NASDAQ:CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, announced today it intends to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”) and register an offering of CDC Mobile’s American Depositary Shares under the Securities Act of 1933, as amended.

The purpose of the intended offering is to fund the operations of CDC Mobile following its reorganization as an independent company holding chinadotcom’s assets and business that provide mobile services and applications, advertising and interactive media and Internet services.

The offering is expected to commence in the first half of 2004, subject to SEC effectiveness and the receipt of all necessary approvals.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities. This announcement is being issued pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:
Media Relations Jane Cheng, Public Relations Manager	Investor Relations Craig Celek, US, VP, Investor Relations
Tel: (852) 2961 2750	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (973) 591 9976
e-mail: jane.cheng@hk.china.com	e-mail: craig.celek@hk.china.com